Exhibit 99.1

Iris Energy Announces Appointment of New Accounting Firm

SYDNEY, AUSTRALIA, May 22, 2023 (GLOBE NEWSWIRE) -- Iris Energy Limited (NASDAQ: IREN) (together with its subsidiaries, “Iris Energy”, “the Company” or “the Group”), a leading owner and operator of institutional-grade, highly efficient Bitcoin mining data centers powered by 100% renewable energy, today announced the appointment of a new accounting firm.

The Company is pleased to advise the appointment of Raymond Chabot Grant Thornton LLP (“RCGT”) as the Company’s independent registered public accounting firm, effective May 19, 2023. RCGT is a Canadian member of Grant Thornton International Ltd, one of the world’s largest accounting firms offering assurance, tax and advisory services.

In engaging RCGT, the Company’s Board has confidence it has appointed a highly qualified team with a deep understanding of the digital assets ecosystem.

Effective May 17, 2023, Armanino LLP (“Armanino”) declined to stand for re-appointment as the independent registered public accounting firm of the Company’s fiscal year ended June 30, 2023. This decision did not relate to any disagreement between the Company and Armanino.

About Iris Energy

Iris Energy is a sustainable Bitcoin mining company that supports the decarbonization of energy markets and the global Bitcoin network.

•	100% renewables: Iris Energy targets markets with low-cost, under-utilized renewable energy, and where the Company can support local communities

•
Long-term security over infrastructure, land and power supply: Iris Energy builds, owns and operates its electrical infrastructure and proprietary data centers, providing long-term security and operational control over its assets

•
Seasoned management team: Iris Energy’s team has an impressive track record of success across energy, infrastructure, renewables, finance, digital assets and data centers with cumulative experience in delivering >$25bn in energy and infrastructure projects globally

Contacts

Investors	Media
Lincoln Tan	Jon Snowball
Iris Energy	Domestique
+61 407 423 395	+61 477 946 068
lincoln.tan@irisenergy.co

To keep updated on Iris Energy’s news releases and SEC filings, please subscribe to email alerts at https://investors.irisenergy.co/ir-resources/email-alerts.